SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chem Rx Corporation

(Name of issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

69917T103

(CUSIP Number)

Lindsay A. Rosenwald
Paramount Biosciences, LLC
787 Seventh Avenue
48th Floor
New York, New York 10019
(212) 554-4522

With copies to:
Andrew J. Muratore
Covington & Burling LLP
620 Eighth Avenue
New York, New York 10018
(212) 841-1061

(Name, address and telephone number of person authorized to receive notices and communications)

October 26, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Page 1 of 19 pages

CUSIP No. 69917T103	Schedule 13D	Page 2 of 19

1	NAME OF REPORTING PERSON:	Lindsay A. Rosenwald
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,888,949 (see footnote 1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,578,000 (see footnote 8)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,888,949 (see footnote 1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,578,000 (see footnote 8)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 69917T103	Schedule 13D	Page 3 of 19

1	NAME OF REPORTING PERSON:	J. Jay Lobell
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	714,273 (see footnote 2)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,578,000 (see footnote 8)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	714,273 (see footnote 2)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,578,000 ( see footnote 8)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 69917T103	Schedule 13D	Page 4 of 19

1	NAME OF REPORTING PERSON:	Lindsay A. Rosenwald 2000 Family Trusts
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	584,375 (see footnote 3)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,578,000 (see footnote 8)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	584,375 (see footnote 3)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,578,000 (see footnote 8)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 69917T103	Schedule 13D	Page 5 of 19

1	NAME OF REPORTING PERSON:	I. Keith Maher
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	389,203 (see footnote 4)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,578,000 (see footnote 8)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	389,203 (see footnote 4)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,578,000 (see footnote 8)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 69917T103	Schedule 13D	Page 6 of 19

1	NAME OF REPORTING PERSON:	Michael Weiser
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	150,400 (see footnote 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,578,000 (see footnote 8)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	150,400 (see footnote 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,578,000 (see footnote 8)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 69917T103	Schedule 13D	Page 7 of 19

1	NAME OF REPORTING PERSON:	Arie Belldegrun
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	150,400 (see footnote 6)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,578,000 (see footnote 8)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	150,400 (see footnote 6)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,578,000 (see footnote 8)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 69917T103	Schedule 13D	Page 8 of 19

1	NAME OF REPORTING PERSON:	Isaac Kier
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	300,400 (see footnote 7)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,578,000 (see footnote 8)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	300,400 (see footnote 7)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,578,000 (see footnote 8)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 69917T103	Schedule 13D	Page 9 of 19

Other parties to the Voting Agreement have filed separate Schedule 13Ds with respect to the Voting Agreement which may not report the beneficial ownership by the "Group" deemed to be formed by such Voting Agreement of 10,000 shares acquired by I. Keith Maher after execution of the Voting Agreement. Mr. Maher is one of the Filers signing this Schedule 13D.

(1)     For purposes of Section 13(d), Lindsay A. Rosenwald beneficially owns an aggregate of 1,888,949 shares of common stock of the issuer with sole voting and sole dispositive power, consisting of (a) 584,375 shares of common stock owned by Lindsay A. Rosenwald prior to the Transaction (as defined in item 3), and (b) 1,304,574 shares of common stock issued upon exercise of warrants held by Lindsay A. Rosenwald that became exercisable upon consummation of the Transaction. Lindsay A. Rosenwald disclaims beneficial ownership of 584,375 shares of common stock held by the Lindsay A. Rosenwald 2000 Family Trusts established for the benefit of Lindsay A. Rosenwald’s family except with regard to his pecuniary interest therein, if any. See also footnote (8).

(2)     For purposes of Section 13(d), J. Jay Lobell beneficially owns an aggregate of 714,273 shares of common stock of the issuer with sole voting and sole dispositive power, consisting of (a) 318,750 shares of common stock owned by J. Jay Lobell prior to the Transaction, (b) 395,523 shares of common stock issued upon exercise of warrants held by Mr. Lobell that became exercisable upon consummation of the Transaction.  See also footnote (8).

(3)     For purposes of Section 13(d), the Lindsay A. Rosenwald 2000 Family Trusts beneficially owns 584,375 shares of common stock of the issuer with sole voting and sole dispositive power of such shares. See also footnote (8).

(4)      For purposes of Section 13(d), I. Keith Maher beneficially owns an aggregate of 389,203 shares of common stock of the issuer with sole voting and sole dispositive power, consisting of (a) 318,750 shares of common stock owned by I. Keith Maher prior to the Transaction, and (b) 60,453 shares of common stock issued upon exercise of warrants held by I. Keith Maher that became exercisable upon consummation of the Transaction, and (c) 10,000 shares of common stock issued upon exercise of warrants acquired by I. Keith Maher after execution of the Voting Agreement. See also footnote (8).

(5)      For purposes of Section 13(d), Michael Weiser beneficially owns an aggregate of 150,400 shares of common stock of the issuer with sole voting and sole dispositive power, consisting of (a) 106,250 shares of common stock owned by Michael Weiser prior to the Transaction, and (b) 44,150 shares of common stock issued upon exercise of warrants held by Michael Weiser that became exercisable upon consummation of the Transaction. See also footnote (8).

(6)      For purposes of Section 13(d), Arie Belldegrun beneficially owns an aggregate of 150,400 shares of common stock of the issuer with sole voting and sole dispositive power, consisting of (a) 106,250 shares of common stock owned by Arie Belldegrun prior to the Transaction, and (b) 44,150 shares of common stock issued upon exercise of warrants held by Arie Belldegrun that became exercisable upon consummation of the Transaction. See also footnote (8).

(7)     Fo r purposes of Section 13(d), Isaac Kier beneficially owns an aggregate of 300,400 shares of common stock of the issuer with sole voting and sole dispositive power, consisting of (a) 156,250 shares of common stock owned by Isaac Kier prior to the Transaction, and (b) 144,150 shares of common stock issued upon exercise of warrants held by Isaac Kier that became exercisable upon consummation of the Transaction. See also (footnote 8).

(8)     Because each of the persons filing this Schedule 13D is a party to the Voting Agreement described in item 4 and item 6, each such person is deemed by Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 to be the beneficial owner of all shares of the issuer’s common stock beneficially owned by each party to the Voting Agreement. Therefore, as a result of such Rule, each of the persons filing this Schedule 13D may be deemed to have shared voting power over all of the 6,578,000 shares of the issuer’s common stock subject to the Voting Agreement, which includes 2,003,000 shares issuable pursuant to warrants which are immediately exercisable. Such 6,578,000

CUSIP No. 69917T103	Schedule 13D	Page 10 of 19

shares represent approximately 40.1% of the outstanding shares of the issuer’s common stock. Each person filing this Schedule 13D disclaims beneficial ownership as to all of the shares of the issuer’s common stock subject to the Voting Agreement except the shares over which such person has dispositive power.

CUSIP No. 69917T103	Schedule 13D	Page 11 of 19

Item 1. Security and Issuer .

     The securities to which this statement relates are shares of common stock, par value .0001 per share (the “Common Stock”), of Chem Rx Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 750 Park Place, Long Beach, New York 11561.

Item 2. Identity and Background .

(a)     This Statement is being filed by Lindsay A. Rosenwald, J. Jay Lobell, Lindsay A. Rosenwald 2000 Family Trusts, I. Keith Maher, Michael Weiser, Arie Belldegrun and Isaac Kier (collectively, the “Filers”).

(b)     The business address of the Filers is c/o Paramount Biosciences, LLC 787 Seventh Avenue, 48 th Floor, New York, New York 10019.

(c)     J. Jay Lobell is a Director of the Issuer.

(d)     During the last five years, none of Lindsay A. Rosenwald, J. Jay Lobell, Lindsay A. Rosenwald 2000 Family Trusts, I. Keith Maher, Michael Weiser, Arie Belldegrun or Isaac Kier has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of Lindsay A. Rosenwald, J. Jay Lobell, Lindsay A. Rosenwald 2000 Family Trusts, I. Keith Maher, Michael Weiser, Arie Belldegrun or Isaac Kier has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of Lindsay A. Rosenwald, J. Jay Lobell, I. Keith Maher, Michael Weiser, Arie Belldegrun and Isaac Kier is a citizen of the United States. The Lindsay A. Rosenwald 2000 Family Trusts were formed under laws of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Reference is made to the separate Form 3 and certain Form 4 filings previously made by the persons filing this Schedule 13D, each of which is incorporated by reference herein. In addition to the shares of Common Stock of the Issuer that are currently owned by the Filers, certain additional shares are deemed beneficially owned by certain of the Filers as a result of their ownership of warrants which became currently exercisable upon the closing of the transactions under to the Stock Purchase Agreement (the “Transaction” ), dated as of June 1, 2007 as amended on October 8, 2007 (as so amended, the “Stock Purchase Agreement”), among Paramount Acquisition Corp., a Delaware corporation ("Paramount"), B.J.K. Inc., a New York corporation (the “Operating Company ”), and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company.  In addition, I. Keith Maher purchased 10,000 warrants on October 30, 2007 using personal funds.

CUSIP No. 69917T103	Schedule 13D	Page 12 of 19

Item 4. Purpose of Transaction.

      Pursuant to the Stock Purchase Agreement, the Filers and certain other persons entered into the Voting Agreement described in item 6 below. The Filers owned warrants issued on February 23, 2007 that became currently exercisable upon the closing of the Transactions. I. Keith Maher purchased 10,000 additional warrants on October 30, 2007 on the open market.  A result of the Transaction and consistent with the terms and provisions of the Stock Purchase Agreement and the Voting Agreement, Jerry Silva, Steven C. Silva, J. Jay Lobell, and David Kellman were appointed as directors of the Issuer. Reference is made to the disclosures in the Definitive Proxy Statement (No. 000-51518) filed by the Issuer with the SEC, dated October 2, 2007 in the section entitled “Directors and Executive Officers of the Issuer Following the Transaction” which is incorporated herein by reference.

Item 5. Interest in Security of the Issuer.

(a) & (b) Because each of the Filers is a party to the Voting Agreement described in item 4 and item 6, the Filer is deemed by Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 to be the beneficial owner of all shares of the Issuer’s Common Stock beneficially owned by each party to the Voting Agreement. Therefore, as a result of such Rule, each Filer may be deemed to have shared voting power over all of the 6,578,000 shares of the Issuer’s Common Stock subject to the Voting Agreement, which includes 2,003,000 shares issuable pursuant to warrants which are immediately exercisable. Such 6,578,000 shares represent approximately 40.1% of the outstanding shares of the Issuer’s Common Stock. Each Filer disclaims beneficial ownership as to all of the shares of the Issuer’s Common Stock subject to the Voting Agreement except the shares over which the Filer has dispositive power.

(c)     None

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Filers.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voting Agreement.

     Pursuant to a Voting Agreement, dated October 26, 2007 (the “Voting Agreement”), each of the stockholders party thereto agreed that, at any meeting of the stockholders of the Issuer, however called, and in any written action by consent of stockholders of the Issuer, such stockholder shall cause all shares of Common Stock of the Issuer then owned by him or his affiliates to be voted as provided in the Voting Agreement with respect to the election and re-election of certain persons as directors of the Issuer.

     For purposes of Section 13(d), a total of 6,578,000 may be deemed to be beneficially owned by virtue of the voting agreement, consisting of 4,575,000 shares currently outstanding and 2,003,000 shares issuable pursuant to exercise of immediately exercisable warrants. The number of such shares held by each party to the voting agreement is as follows:

CUSIP No. 69917T103	Schedule 13D	Page 13 of 19

Name	Shares as to which voting power is currently held	Additional Shares as to which voting power will be held after issuance Upon exercise of warrants
Jerry Silva	852,805	0
Steven Silva	656,890	0
The Jody R. Silva Trust	88,103	0
Jerry Silva, as Life Tenant, And Steven Silva, as Remainderman	635,865	0
The Jerry Silva 2007 Annuity Trust	166,337	0
Lindsay A. Rosenwald	584,375	1,304,574
Lindsay A. Rosenwald 2000 Family Trusts	584,375
J. Jay Lobell	318,750	395,523
I. Keith Maher	318,750	70,453
Michael Weiser	106,250	44,150
Arie Belldegrun	106,250	44,150
Isaac Kier	156,250	144,150

Total	4,575,000	2,003,000

Stock Escrow Agreement

     Pursuant to a Stock Escrow Agreement, dated as of October 21, 2005, by and among Paramount, the Filers, and Continental Stock Transfer & Trust Company (“Continental”), all of the shares of Paramount’s common stock that the Filers purchased prior to its November 2005 initial public offering (the “Pre-IPO Shares”) were placed into escrow, with Continental acting as escrow agent, until the earliest of: (1) October 21, 2008, (2) the liquidation of Paramount, or (3) the consummation of a liquidation, merger, stock exchange or other similar transaction that results in all of Paramount’s stockholders having the right to exchange their shares for cash, securities or other property subsequent to the consummation of the business combination transaction. During the escrow period, the Pre-IPO Shares cannot be sold, but the Filers retain all other rights, including, without limitation, the right to vote their shares and the right to receive cash dividends.

Each of the Sellers under the Stock Purchase Agreement may also receive additional shares of Common Stock of the Issuer depending upon the achievement of certain future EBITDA or stock price targets by the Issuer. Such shares would also be subject to the Voting Agreement.

Item 7. Material to be Filed as Exhibits .

     The following are exhibits to this Statement; where applicable, such exhibits are incorporated herein by reference to the Report, Statement or Form described below:

CUSIP No. 69917T103	Schedule 13D	Page 14 of 19

Exhibit 7.1 -

Stock Purchase Agreement, dated as of June 1, 2007 as amended on October 8, 2007, among Paramount Acquisition Corp., B.J.K. Inc., and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company (included as Annex A of the Proxy Statement dated October 2, 2007 filed with the SEC and incorporated by reference herein).

Exhibit 7.2 -	Form of Voting Agreement (included as Annex F of the Proxy Statement dated October 2, 2007 and incorporated by reference herein).
Exhibit 7.3 -

Joint Filing Agreement, dated November 5, 2007, by and among Lindsay A. Rosenwald, J. Jay Lobell, Lindsay A. Rosenwald 2000 Family Trusts, I. Keith Maher, Michael Weiser, Arie Belldegrun and Isaac Kier.

Exhibit 7.4 -	Form of Stock Escrow Agreement (included as Exhibit 10.9 of the Form S-1 registration statement (No. 333-127149) filed by Paramount on August 3, 2005 and incorporated by reference herein).
Exhibit 7.5 -	Form 3 filed by Lindsay A. Rosenwald on October 21, 2005
Exhibit 7.6 -	Form 3/A filed by Lindsay A. Rosenwald on November 1, 2005
Exhibit 7.7 -	Form 4 filed by Lindsay A. Rosenwald on January 13, 2006
Exhibit 7.8 -	Form 4 filed by Lindsay A. Rosenwald on January 19, 2006
Exhibit 7.9 -	Form 4 filed by Lindsay A. Rosenwald on January 26, 2006
Exhibit 7.10 -	Form 4/A filed by Lindsay A. Rosenwald on January 30, 2006
Exhibit 7.11 -	Form 4 filed by Lindsay A. Rosenwald on January 29, 2007
Exhibit 7.12 -	Form 4 filed by Lindsay A. Rosenwald on January 31, 2007
Exhibit 7.13 -	Form 4 filed by Lindsay A. Rosenwald on February 2, 2007
Exhibit 7.14 -	Form 4 filed by Lindsay A. Rosenwald on February 6, 2007
Exhibit 7.15 -	Form 4 filed by Lindsay A. Rosenwald on February 8, 2007
Exhibit 7.16 -	Form 4 filed by Lindsay A. Rosenwald on February 13, 2007
Exhibit 7.17 -	Form 4 filed by Lindsay A. Rosenwald on February 15, 2007
Exhibit 7.18 -	Form 4 filed by Lindsay A. Rosenwald on February 21, 2007
Exhibit 7.19 -	Form 4 filed by Lindsay A. Rosenwald on February 23, 2007
Exhibit 7.20 -	Form 4 filed by Lindsay A. Rosenwald on February 27, 2007
Exhibit 7.21 -	Form 3 filed by J. Jay Lobell on October 21, 2005
Exhibit 7.22 -	Form 4 filed by J. Jay Lobell on January 13, 2006
Exhibit 7.23 -	Form 4 filed by J. Jay Lobell on January 19, 2006
Exhibit 7.24 -	Form 4 filed by J. Jay Lobell on January 26, 2006
Exhibit 7.25 -	Form 4/A filed by J. Jay Lobell on January 30, 2006
Exhibit 7.26 -	Form 4 filed by J. Jay Lobell on January 29, 2007
Exhibit 7.27 -	Form 4 filed by J. Jay Lobell on January 31, 2007
Exhibit 7.28 -	Form 4 filed by J. Jay Lobell on February 2, 2007
Exhibit 7.29 -	Form 4 filed by J. Jay Lobell on February 6, 2007
Exhibit 7.30 -	Form 4 filed by J. Jay Lobell on February 8, 2007
Exhibit 7.31 -	Form 4 filed by J. Jay Lobell on February 13, 2007
Exhibit 7.32 -	Form 4 filed by J. Jay Lobell on February 15, 2007
Exhibit 7.33 -	Form 4 filed by J. Jay Lobell on February 21, 2007
Exhibit 7.34 -	Form 4 filed by J. Jay Lobell on February 23, 2007
Exhibit 7.35 -	Form 4 filed by J. Jay Lobell on February 27, 2007
Exhibit 7.36 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.37 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.38 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.39 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.40 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.41 -	Form 4/A filed by J. Jay Lobell on April 3, 2007

CUSIP No. 69917T103	Schedule 13D	Page 15 of 19

Exhibit 7.42 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.43 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.44 -	Form 3 filed by I. Keith Maher on October 21, 2005
Exhibit 7.45 -	Form 4 filed by I. Keith Maher on January 13, 2006
Exhibit 7.46 -	Form 4 filed by I. Keith Maher on January 19, 2006
Exhibit 7.47 -	Form 4 filed by I. Keith Maher on January 25, 2006
Exhibit 7.48 -	Form 4/A filed by I. Keith Maher on January 30, 2006
Exhibit 7.49 -	Form 4 filed by I. Keith Maher on June 28, 2007
Exhibit 7.50 -	Form 3 filed by Michael Weiser on October 21, 2005
Exhibit 7.51 -	Form 4 filed by Michael Weiser on January 13, 2006
Exhibit 7.52 -	Form 4 filed by Michael Weiser on January 19, 2006
Exhibit 7.53 -	Form 4 filed by Michael Weiser on January 26, 2006
Exhibit 7.54 -	Form 4/A filed by Michael Weiser on January 30, 2006
Exhibit 7.55 -	Form 3 filed by Arie Belldegrun on October 21, 2005
Exhibit 7.56 -	Form 4 filed by Arie Belldegrun on January 13, 2006
Exhibit 7.57 -	Form 4 filed by Arie Belldegrun on January 19, 2006
Exhibit 7.58 -	Form 4 filed by Arie Belldegrun on January 26, 2006
Exhibit 7.59 -	Form 4/A filed by Arie Belldegrun on January 30, 2006
Exhibit 7.60 -	Form 4/A filed by Arie Belldegrun on January 30, 2006
Exhibit 7.61 -	Form 3 filed by Isaac Kier on October 21, 2005
Exhibit 7.62 -	Form 4 filed by Isaac Kier on October 24, 2005 (By the Kier Family LP)
Exhibit 7.63 -	Form 4 filed by Isaac Kier on January 13, 2006
Exhibit 7.64 -	Form 4 filed by Isaac Kier on January 19, 2006
Exhibit 7.65 -	Form 4 filed by Isaac Kier on January 26, 2006
Exhibit 7.66 -	Form 4/A filed by Isaac Kier on January 30, 2006

CUSIP No. 69917T103	Schedule 13D	Page 16 of 19

Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     November 5, 2007

/s/ Lindsay A. Rosenwald

Lindsay A. Rosenwald

/s/ J. Jay Lobell

Jay Lobell

/s/ Lindsay A. Rosenwald 2000 Family Trusts

Lindsay A. Rosenwald 2000 Family Trusts

/s/ I. Keith Maher
I. Keith Maher

/s/ Michael Weiser
Michael Weiser

/s/ Arie Belldegrun
Arie Belldegrun

/s/ Isaac Kier

Isaac Kier

CUSIP No. 69917T103	Schedule 13D	Page 17 of 19

EXHIBIT INDEX

     The following are exhibits to this Statement ; where applicable, such exhibits are incorporated herein by reference to the Report, Statement or Form described below:

Exhibit No.	Description
Exhibit 7.1 -

Stock Purchase Agreement, dated as of June 1, 2007 as amended on October 8, 2007, among Paramount Acquisition Corp., B.J.K. Inc., and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company (included as Annex A of the Proxy Statement dated October 2, 2007 filed with the SEC and incorporated by reference herein).

Exhibit 7.2 -	Form of Voting Agreement (included as Annex F of the Proxy Statement dated October 2, 2007 and incorporated by reference herein).
Exhibit 7.3 -

Joint Filing Agreement, dated November 5, 2007, by and among Lindsay A. Rosenwald, J. Jay Lobell, Lindsay A. Rosenwald 2000 Family Trusts, I. Keith Maher, Michael Weiser, Arie Belldegrun and Isaac Kier.

Exhibit 7.4 -	Form of Stock Escrow Agreement (included as Exhibit 10.9 of the Form S-1 registration statement (No. 333-127149) filed by Paramount on August 3, 2005 and incorporated by reference herein).
Exhibit 7.5 -	Form 3 filed by Lindsay A. Rosenwald on October 21, 2005
Exhibit 7.6 -	Form 3/A filed by Lindsay A. Rosenwald on November 1, 2005
Exhibit 7.7 -	Form 4 filed by Lindsay A. Rosenwald on January 13, 2006
Exhibit 7.8 -	Form 4 filed by Lindsay A. Rosenwald on January 19, 2006
Exhibit 7.9 -	Form 4 filed by Lindsay A. Rosenwald on January 26, 2006
Exhibit 7.10 -	Form 4/A filed by Lindsay A. Rosenwald on January 30, 2006
Exhibit 7.11 -	Form 4 filed by Lindsay A. Rosenwald on January 29, 2007
Exhibit 7.12 -	Form 4 filed by Lindsay A. Rosenwald on January 31, 2007
Exhibit 7.13 -	Form 4 filed by Lindsay A. Rosenwald on February 2, 2007
Exhibit 7.14 -	Form 4 filed by Lindsay A. Rosenwald on February 6, 2007
Exhibit 7.15 -	Form 4 filed by Lindsay A. Rosenwald on February 8, 2007
Exhibit 7.16 -	Form 4 filed by Lindsay A. Rosenwald on February 13, 2007
Exhibit 7.17 -	Form 4 filed by Lindsay A. Rosenwald on February 15, 2007
Exhibit 7.18 -	Form 4 filed by Lindsay A. Rosenwald on February 21, 2007
Exhibit 7.19 -	Form 4 filed by Lindsay A. Rosenwald on February 23, 2007
Exhibit 7.20 -	Form 4 filed by Lindsay A. Rosenwald on February 27, 2007
Exhibit 7.21 -	Form 3 filed by J. Jay Lobell on October 21, 2005
Exhibit 7.22 -	Form 4 filed by J. Jay Lobell on January 13, 2006
Exhibit 7.23 -	Form 4 filed by J. Jay Lobell on January 19, 2006
Exhibit 7.24 -	Form 4 filed by J. Jay Lobell on January 26, 2006
Exhibit 7.25 -	Form 4/A filed by J. Jay Lobell on January 30, 2006
Exhibit 7.26 -	Form 4 filed by J. Jay Lobell on January 29, 2007
Exhibit 7.27 -	Form 4 filed by J. Jay Lobell on January 31, 2007
Exhibit 7.28 -	Form 4 filed by J. Jay Lobell on February 2, 2007
Exhibit 7.29 -	Form 4 filed by J. Jay Lobell on February 6, 2007
Exhibit 7.30 -	Form 4 filed by J. Jay Lobell on February 8, 2007
Exhibit 7.31 -	Form 4 filed by J. Jay Lobell on February 13, 2007
Exhibit 7.32 -	Form 4 filed by J. Jay Lobell on February 15, 2007
Exhibit 7.33 -	Form 4 filed by J. Jay Lobell on February 21, 2007

CUSIP No. 69917T103	Schedule 13D	Page 18 of 19

Exhibit 7.34 -	Form 4 filed by J. Jay Lobell on February 23, 2007
Exhibit 7.35 -	Form 4 filed by J. Jay Lobell on February 27, 2007
Exhibit 7.36 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.37 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.38 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.39 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.40 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.41 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.42 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.43 -	Form 4/A filed by J. Jay Lobell on April 3, 2007
Exhibit 7.44 -	Form 3 filed by I. Keith Maher on October 21, 2005
Exhibit 7.45 -	Form 4 filed by I. Keith Maher on January 13, 2006
Exhibit 7.46 -	Form 4 filed by I. Keith Maher on January 19, 2006
Exhibit 7.47 -	Form 4 filed by I. Keith Maher on January 25, 2006
Exhibit 7.48 -	Form 4/A filed by I. Keith Maher on January 30, 2006
Exhibit 7.49 -	Form 4 filed by I. Keith Maher on June 28, 2007
Exhibit 7.50 -	Form 3 filed by Michael Weiser on October 21, 2005
Exhibit 7.51 -	Form 4 filed by Michael Weiser on January 13, 2006
Exhibit 7.52 -	Form 4 filed by Michael Weiser on January 19, 2006
Exhibit 7.53 -	Form 4 filed by Michael Weiser on January 26, 2006
Exhibit 7.54 -	Form 4/A filed by Michael Weiser on January 30, 2006
Exhibit 7.55 -	Form 3 filed by Arie Belldegrun on October 21, 2005
Exhibit 7.56 -	Form 4 filed by Arie Belldegrun on January 13, 2006
Exhibit 7.57 -	Form 4 filed by Arie Belldegrun on January 19, 2006
Exhibit 7.58 -	Form 4 filed by Arie Belldegrun on January 26, 2006
Exhibit 7.59 -	Form 4/A filed by Arie Belldegrun on January 30, 2006
Exhibit 7.60 -	Form 4/A filed by Arie Belldegrun on January 30, 2006
Exhibit 7.61 -	Form 3 filed by Isaac Kier on October 21, 2005
Exhibit 7.62 -	Form 4 filed by Isaac Kier on October 24, 2005 (By the Kier Family LP)
Exhibit 7.63 -	Form 4 filed by Isaac Kier on January 13, 2006
Exhibit 7.64 -	Form 4 filed by Isaac Kier on January 19, 2006
Exhibit 7.65 -	Form 4 filed by Isaac Kier on January 26, 2006
Exhibit 7.66 -	Form 4/A filed by Isaac Kier on January 30, 2006

CUSIP No. 69917T103	Schedule 13D	Page 19 of 19

EXHIBIT 7.3

JOINT FILING AGREEMENT

           This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Chem Rx Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 5, 2007

/s/ Lindsay A. Rosenwald

Lindsay A. Rosenwald

/s/ J. Jay Lobell

Jay Lobell

/s/ Lindsay A. Rosenwald 2000 Family Trusts

Lindsay A. Rosenwald 2000 Family Trusts

/s/ I. Keith Maher
I. Keith Maher

/s/ Michael Weiser
Michael Weiser

/s/ Arie Belldegrun
Arie Belldegrun

/s/ Isaac Kier

Isaac Kier